Exhibit (a)(21)

For Immediate Release	Media Contact:	Investor Contact:
October 21, 2010	Erin Emlock	Patrick Flanigan
	(617) 768-6923	(617) 768-6563
Genzyme Announces Webcast of Analyst and Investor Event
CAMBRIDGE, Mass. — Genzyme Corporation (NASDAQ: GENZ) today announced that its analyst and investor meeting taking place tomorrow, October 22, in New York will be webcast live from 10 a.m. — 12 p.m. Eastern on the investor events section of www.genzyme.com
During the meeting, Genzyme will provide a financial outlook, including 2011 guidance, an update on its progress in executing its shareholder value plan, and other information regarding the company’s value and the Sanofi-Aventis tender offer.
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with approximately 10,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. In 2010, Genzyme was named to the Fortune 500.
With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
Important Information
Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 regarding the tender offer. Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer by Sanofi-Aventis, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors and security holders can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.
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